UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W. 57th Street - 52nd Floor
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Del Giudice (212) 218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, PLLC
(Name – *if individual, state last, first, middle name*)

425 Capitol Avenue - 3300	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Del Giudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Securities LLC, as of ~~December 31~~ February 25th, 2029, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael J Del Giudice
Signature

Senior Managing Director
Title

Suzanne Yagoub
Notary Public

SUZANNE YAGOUB
Notary Public - State of Florida
Commission # HH 009477
My Comm. Expires Jun 27, 2024
Bonded through National Notary Assn.

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES LLC

December 31, 2020

Financial Statements
And
Supplementary Information

With

Report of Independent Registered Public Accounting Firm

Table of Contents

FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Member
MCM Securities LLC
Troy, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCM Securities LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Company's auditor since 2012.

Little Rock, Arkansas
February 24, 2021

MCM SECURITIES LLC

Statement of Financial Condition

For the Year Ended December 31, 2020

Assets		
Cash	$	269,209
Deposits receivable		2,422
Deposit on account		2,850
Prepaid expenses		4,713
Total assets	$	279,194
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	193
Accrued expenses		33,202
Total liabilities		33,395
Member's equity		245,799
Total liabilities and member's equity	$	279,194

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Income

For the Year Ended December 31, 2020

Revenues	
Commission income	$ 342,000
Operating expenses	
Salary and benefits	43,436
Professional fees	109,329
Broker/dealer expense	4,905
Broker commissions	82,500
Office supplies and expenses	2,883
Miscellaneous taxes, licenses and permits	3,031
Insurance	1,191
Regulatory fees and expenses	3,772
Occupancy expense	2,902
Total operating expenses	253,949
Net income	$ 88,051

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

Balance - January 1, 2020	$ 51,346
Contributions from member	106,402
Net income	88,051
Balance - December 31, 2020	$ 245,799

The accompanying notes are an integral part of these financial statements.

MCM SECURITIES LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 88,051
Adjustments to reconcile net loss to net cash used by operating activities	
Contributions of rent from member	2,902
Changes in operating assets and liabilities	
Deposits	523
Prepaid expenses	739
Accounts payable and accrued expenses	19,180
Net cash provided by operating activities	111,395
Cash flows from financing activities	
Contributions from member	103,500
Net cash provided by financing activities	103,500
Net increase in cash	214,895
Cash - beginning of year	54,314
Cash - end of year	$ 269,209

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

For the Year Ended December 31, 2020

1. Nature of Operations

MCM Securities LLC (the "Company") was organized in September 1996 as a Delaware Limited Liability Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Millennium Credit Markets, LLC (the "Parent"). The Company shall continue in existence through December 2050, or until terminated by the member.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Parent will make capital contributions as needed to enable the Company to meet its obligations and its regulatory capital requirements.

2. Summary of Significant Accounting Policies

a. **Business activities** – The Company's business activities are limited to the following: selling interests in mortgages or other receivables, private placements of securities, real estate syndicator, providing financial advice to issuers of private placements and municipal securities broker.

b. **Income taxes** – The Company is included in the federal income tax returns filed by its sole member, the Parent. The Parent is not a tax paying entity and distributes its pro rata share of income, losses and tax credits to the Company as provided in the operating agreement.

The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities, then the Company shall initially and subsequently measure the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's financial statements.

The income tax position taken by the Company for any years open under the various statutes of limitations is that it continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not

2. **Summary of Significant Accounting Policies (cont.)**

threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2020.

The Parent is no longer subject to U.S. federal and state examinations by tax authorities for years before 2016. The Parent's federal and state tax returns are not currently under examination. The Parent recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2020, the Parent did not recognize any interest or penalties. The Parent did not have any interest or penalties accrued at December 31, 2020.

c. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

d. **Revenue recognition** - The Company accounts for revenue under the provisions of ASC Topic 606. The guidance requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

Management has determined that in years where commission revenue is settled, it will be recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker all or a portion of a specific transaction.

e. **Recent accounting pronouncements** - On January 1, 2020, the Company adopted Accounting Standards Update 2016-13, "Financial Instruments - Credit Losses (Topic 326)", along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted the standard using the modified-retrospective approach as of the effective date. The modified-retrospective approach requires an entity to recognize a cumulative-effect adjustment to member's equity as of the beginning of the first reporting period in which this guidance is effective. As of January 1, 2020, the adoption of this standard did not result in a change to member's equity.

3. Related Party Transactions

In accordance with an expense support agreement, as amended April 2015, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs that the Company derived direct or indirect benefit for which the Company would be responsible if another entity had not agreed to pay these expenses.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies, rent and other expenses are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent (this amounted to $43,402 during 2020). Additionally, the Parent allocated an occupancy expense of $2,902 during 2020. Such amount was forgiven by the Parent and deemed to be capital contributions. In the event the Company incurred expenses on behalf of the Parent, those expenses would be reimbursed by the Parent.

Substantially all prior and futures revenues earned by the Company are derived from transactions controlled by a related party. The related party, indirectly through a series of limited liability companies, owns a majority of the Parent.

4. Contingencies

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, the plaintiffs claim substantial amounts. The costs to defend such matters have been included in professional fees in the accompanying statement of income.

Management intends to vigorously defend these matters and, after consultation with counsel, believes the resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the merits of the claims and the likelihood of a successful defense against the claims.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or $5,000. SEC Rule 15c3-1 also restricts the payments of dividends in certain cases. At December 31, 2020, the Company had net capital, as defined, of approximately $235,814, which was approximately $230,814 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.00 at December 31, 2020.

6. **Concentrations of Credit Risk**

The Company maintains it cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times throughout the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

7. **COVID-19 Pandemic**

Global and domestic responses to COVID-19 continue to rapidly evolve. The initial effect, which centered around global financial markets, has since spread to both global and domestic business, including the real estate industry. Given the fluid nature of COVID-19 and the ongoing collective responses to the outbreak, management is unable to determine the financial impact on the Company at this time.

8. **Subsequent Events**

The Company evaluated all other events and transactions subsequent to its December 31, 2020 statement of financial condition date and determined there were no significant events to report through February 24, 2021, which is the date the Company issued its financial statements.

Computation of Net Capital Requirement Under
Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

Aggregate indebtedness	$	33,395
Minimum required net capital	$	5,000
Net capital		
Member's equity	$	245,799
Deductions:		
Prepaid expenses and deposits		9,985
Net capital	$	235,814
Minimum required net capital required to be maintained (the greater of 1/15 of aggregate indebtedness or $5,000)		5,000
Net capital in excess of requirement	$	230,814
Ratio: aggregate indebtedness to net capital		.14 to 1.00

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2020.

* Prepaid expenses and deposit receivables are identified on the Company's computation of net capital

See report of independent registered public accounting firm.

MCM SECURITIES LLC

Schedule of Assessment and Payments to the Securities Investor Protection Corporation

For the Year Ended December 31, 2020

Total revenue for the period from January 1, 2020 to December 31, 2020		
SIPC net operating revenue	$	342,000
General assessment (at .0015)	$	513
Less prior overpayment applied		-
Assessment due at December 31, 2020 [1]	$	513

(1) Assessment due and paid with SIPC 7, January 28, 2021.

FROST, PLLC
Certified Public Accountants

Review Report of Independent Registered Public Accounting Firm

The Member
MCM Securities LLC
Troy, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCM Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frost, PLLC
Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 24, 2021

Exemption Report

MCM Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

MCM Securities LLC

I, Michael J. Del Giudice, swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By: ______________________

Title: Senior Managing Director

February 24, 2021